Exhibit 12.1

CONSOLIDATED STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31, (Unaudited)
(millions, except for ratio amounts)	2016	2015	2014	2013	2012
Earnings
Net Earnings (Loss) Before Income Tax	(1,620)	(8,010)	4,629	(12)	(4,831)
(Income) or loss from equity investees (1)	3	3	(4)	(6)	—
Fixed charges (2)	447	696	712	631	611
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	(41)	—	—

Total Earnings (Loss)	(1,170)	(7,311)	5,296	613	(4,220)

Fixed Charges
Interest expense	391	610	663	557	516
Amortized premiums, discounts & capitalized expenses	6	4	(9)	6	6
Estimate of interest in rental expenditures	50	82	58	68	89

Total Fixed Charges	447	696	712	631	611
Ratio of Earnings to Fixed Charges (2)	(2.6)	(10.5)	7.4	1.0	(6.9)

(1)	There were no distributions of income from equity investees.
(2)	The amount by which earnings were insufficient to cover fixed charges was approximately $4,831 million for the year ended December 31, 2012; $8,007 million for the year ended December 31, 2015; and $1,617 million for the year ended December 31, 2016.